SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                 SCHEDULE TO-T/A
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 10)

                           --------------------------
                         HALLWOOD REALTY PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                         High River Limited Partnership
                                 Barberry Corp.
                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                  Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                    40636T203
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation*: $163,073,760         Amount of Filing Fee**:  $13,192.67

     * Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding units representing limited partner interests in Hallwood Realty Partners, L.P., including associated rights to purchase additional units under the Unit Purchase Rights Agreement dated as of November 30, 1990, as amended, between Hallwood Realty Partners, L.P. and EquiServe Trust Company, N.A., as rights agent, at a price per unit of $100.00 in cash, less the 235,000 units held by High River Limited Partnership. As of August 1, 2003, there were 1,593,948 units outstanding (based upon the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission for the period ended June 30, 2003).

     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as supplemented by Securities Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the value of the transaction.

     /X / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $10,993.89              Filing Party: High River Limited
                                                Partnership, Barberry Corp. and
                                                Carl C. Icahn

Form or registration no.: Schedule TO-T         Date Filed: May 1, 2003

         /  /     Check the box if the filing relates solely to preliminary
                  communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

         /x/      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         /x/      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           235,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           235,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.74%

14       TYPE OF REPORTING PERSON*
                  PN

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7          SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                     235,000

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                     235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      14.74%

14       TYPE OF REPORTING PERSON*
                          CO

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                         0

8        SHARED VOTING POWER
                   235,000

9        SOLE DISPOSITIVE POWER
                         0

10       SHARED DISPOSITIVE POWER
                   235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.74%

14       TYPE OF REPORTING PERSON*
                        IN

     This Amendment No. 10 amends and supplements the Tender Offer Statement filed May 1, 2003 on Schedule TO, as amended May 15, 2003, May 23, 2003, May 28, 2003, June 11, 2003, June 27, 2003, July 2, 2003, July 29, 2003, August 8, 2003
and August 19, 2003 (the "Schedule TO"), relating to an offer by High River Limited Partnership, a Delaware limited partnership ("Purchaser") to purchase any and all of the outstanding limited partner units ("Units") in Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Partnership") and the associated rights (the "Rights") to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003 as amended by the Supplement to Offer to Purchase dated May 15, 2003 and the Supplement to Offer to Purchase filed with Amendment No. 2 (the "Offer Supplement") and in the related Letter of Transmittal, dated May 1, 2003, including the Instructions thereto, as it may be supplemented or amended from time to time, all as modified by press release dated August 19, 2003 filed with Amendment No. 9 and press release dated October 2, 2003 filed herewith.

     Unless otherwise stated below, the information set forth in the Schedule TO, including all schedules and annexes thereto, and the Offer Supplement is hereby expressly incorporated herein by reference in response to Items 1-9 and
Item 11 of this Amendment No. 10 to Schedule TO. You should read this Amendment No. 10 to Schedule TO together with the Schedule TO filed May 1, 2003, as amended May 15, 2003, May 23, 2003, May 28, 2003, June 11, 2003, June 27, 2003,
July 2, 2003, July 29, 2003, August 8, 2003 and August 19, 2003.

Item 10 is not applicable.

Item 12 is hereby amended and supplemented by adding the following exhibit:


     (a)(20) Press Release issued October 2, 2003

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             HIGH RIVER LIMITED PARTNERSHIP
                             By: Barberry Corp., its general partner



                             /s/ Robert J. Mitchell
                             Name:  Robert J. Mitchell
                             Title:  Authorized Signatory


                             BARBERRY CORP.


                             /s/ Robert J. Mitchell
                             Name:  Robert J. Mitchell
                             Title:  Authorized Signatory



                             /s/ Carl C. Icahn
                             Carl C. Icahn


Date: October 2, 2003

                  [Signature Page to Schedule TO-T/A re tender
                   offer for Hallwood Realty Partners, L.P.]

                                                               Exhibit (a)(20)

           ICAHN UNIT ANNOUNCES EXTENSION OF EXPIRATION DATE OF TENDER OFFER FOR HALLWOOD REALTY UNITS AND CLAIRIFCATION OF CONDITIONS

     New York, New York, October 2, 2003. High River Limited Partnership ("High River"), an affiliate of Carl C. Icahn, today announced that it is extending the expiration date of its tender offer (the "Offer") for any and all of the limited partnership units ("Units") of Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") until 5:00 pm, New York City time, on Tuesday, October 21, 2003, unless the Offer is extended to a later date and time.

     On August 19, 2003, High River announced that it increased the purchase price in its Offer for the Partnership to $120 per Unit, subject to specified conditions. The Offer was conditioned on the Partnership not agreeing to, entering into or becoming obligated with respect to, any extraordinary or related party transaction or any golden parachute or other employee severance, termination or similar arrangements (the "Severance Condition"). On August 29,
2003, the Partnership filed with the Securities and Exchange Commission an amendment (the "Hallwood Amendment") to its Schedule 14D-9. In the Hallwood Amendment, the Partnership announced that the Audit Committee of the Partnership had authorized the implementation of a severance policy for employees (other than management) and that it would consider further whether to enter into severance agreements with management. High River hereby waives the Severance Condition as it relates to the severance policy for non-management employees authorized by the Partnership's Audit Committee.

     The Offer was also conditioned on a minimum number of Units being tendered. That condition is being modified in its entirety as follows to make it clear that the condition takes into consideration Units subject to options:

 The Offer is conditioned on a minimum number of limited partnership Units being duly tendered and not withdrawn in the Offer so that, together with the 235,000 Units already owned by High River, High River and its affiliates will own an aggregate of at least 66?% of the Units determined on a fully diluted basis assuming that all options are exercised. The Partnership's filing on Form 10-Q for the period ended June 30, 2003, indicates that on August 1, 2003, 1,593,948 Units were outstanding and options to purchase 64,800 Units were exercisable. Based upon those numbers, to satisfy the condition at least 870,833 Units would have to be tendered in the Offer.

     Approximately 62,269 Units have been tendered pursuant to the tender offer as of the close of business on October 1, 2003.

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